DESTRA INVESTMENT TRUST

443 N. Willson Avenue

Bozeman, Montana 59715

April 22, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

RE:	Request for Withdrawal by Destra Investment Trust (the “Trust”), on behalf of
Altegris/AACA Opportunistic Real Estate Fund and Altegris Futures Evolution Strategy Fund (each, a “Fund”), of Registration Statement on Form N-14
File No.: 333-282505

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the registration statement on Form N-14 (“Registration Statement”) relating to the reorganization of Altegris/AACA Opportunistic Real Estate Fund and Altegris Futures Evolution Strategy Fund (each, a series of Northern Lights Fund Trust) into Destra AACA Opportunistic Real Estate Fund and Destra Futures Evolution Strategy Fund (each, a series of the Trust). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2024 (Accession No. 0001829126-24-006651).

We believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors because: (1) the filing was prepared in connection with a proposed issuance of each Fund’s shares as part of a proposed reorganization that is no longer contemplated; (2) no securities were sold or exchanged in connection with this offering; and (3) the filing did not become effective.

Accordingly, the Trust hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that the Commission issue a written order granting the withdrawal of the Registration Statement, including all exhibits thereto, as soon as reasonably possible.

If you have any additional questions or require further information, please do not hesitate to contact me at (877) 855-3434 or jake.schultz@destracapital.com.

Sincerely,

/s/ Jake Schultz
Jake Schultz
Secretary